

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2015

Via E-mail
Laurence A. Tosi
Chief Financial Officer
The Blackstone Group
345 Park Ave
New York, NY 10154

> **Re: PJT Partners Inc.**
> **Amendment No. 1 to Exchange Act Registration Statement on Form 10**
> **Filed April 15, 2015**
> **File No. 001-36869**

Dear Mr. Tosi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

Exhibit 99. Information Statement To Blackstone Shareholders

Our Business, page 1

1. In order for investors to better understand the impact of the spinoff on PJT's future business opportunities, please revise your disclosure to discuss the nature of the conflicts with Blackstone and how they impacted your strategic advisory, restructuring and funds advisory groups.

Unaudited Pro Forma Combined Financial Statements, page 74

2. We note your response to prior comment 5 of our letter dated March 31, 2015 regarding pro forma adjustment (g). As previously requested, please more clearly disclose how the adjustments were computed. As part of your disclosure, please clearly explain why

adjustment (g) reflects a credit to the receivable from Blackstone in the amount of $10,372,000. According to your presentation on page 77, the net effect of the credit adjustment to the receivable of $10,372,000 and the debit adjustment to accrued compensation and benefits of $3,021,000 has a net effect of reducing total equity by $7,351,000. As part of your response, please explain how this reconciles to your footnote which indicates that the overall effect is an adjustment of $13,393,000. Further, please more clearly explain how the adjustment eliminates the $5,200,000 included in parent company investment referenced in your footnote (g).

Management Discussion and Analysis of Financial Condition and Results of Operations, page 83

Primary Sources of Revenue, page 84

3. We note the revised disclosure provided in response to comments 9 and 12. In order for investors to understand the relative performance of each of your three main business areas, please clarify the number of paying clients and the number of clients who paid fees of more than $1 million in each of the prior two years for the strategic advisory, restructuring and funds advisory businesses individually.

Combined Results of Operations, page 88

4. Please address the following regarding your responses to prior comments 11 and 12:

   • Given that your strategic advisory service fees are a separate revenue stream and reflect markedly different services and separate contracts than your placement services, we continue to believe that separate quantification of these two revenue streams is appropriate for the reader to understand your activities in these areas. Please revise your disclosure here accordingly and provide discussions of the respective trends for each revenue stream between the periods presented.
   • To the extent you continue to believe additional disclosure is appropriate so that a reader does not misconstrue the presentation in a manner that understates Park Hill Group's contribution, please revise to provide clear and transparent mitigating disclosure addressing those points, which would clearly quantify Park Hill Group's contribution to each revenue stream.
   • For each period presented, quantify the amount or percentage of each revenue stream that were from new arrangements versus follow-up payments on pre-existing arrangements.

Adjusted Net Income, page 91

5. Please revise to address the following regarding your response to prior comment 14 related to your non-GAAP measures:

- Revise footnote (a) on page 90 to more clearly explain that pro forma footnote (f) is to increase compensation and benefits expense by $27.7 million due to the additional compensation you expect to incur in addition to the $71.5 million you are eliminating in this non-GAAP measure.
- Revise footnote (d) to more clearly disclose how you computed the tax adjustments.

Financial Statements of PJT Partners, page F-4

Note 2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

6. Please address the following regarding your response to prior comment 16:

- Revise your revenue recognition footnote to more clearly discuss the timing of the collection and recognition of your various revenue streams.
- Tell us the amount of upfront fees recognized in 2012, and consider disclosing if material.

Goodwill and Intangible Assets, page F-13

7. Revise this section as well as your disclosure on page F-20 to F-21 to quantify the extent to which the intangible customer relationship assets relate to your strategic advisory customers versus your placement fee customers. Revise to reconcile how fifteen years compares to the respective periods over which you recognize your upfront and installment placement fees of three to four years as disclosed on page 94 in response to prior comment 16. Tell us and revise to explain how you determined that fifteen years accurately reflects the customer relationship period for these contractual arrangements.

Note 5. Goodwill and Intangible Assets, page F-20

8. You disclose here that you concluded that it was not more likely than not that the fair value of your reporting units was less than their respective carrying value. Please address the following:

- Tell us the identity and nature of your reporting units, as well as the amount of goodwill assigned to each reporting unit.
- Tell us how you determined that your recent significant operating losses for 2010, 2011, 2012, and 2013 were not a basis warranting quantitative impairment testing for your intangible assets. Clearly explain how you determined it was not more likely than not that the fair value of each of your reporting units was less than their respective carrying value as of December 31, 2012 and 2013.
- For any reporting units for which their carrying value is relatively close to their fair value, revise your disclosure on page 96 to identify the reporting unit and the amount

of goodwill allocated to it, and disclose the percentage by which the fair value exceeded the carrying value.

Note 9. Related Party Transactions, page F-26

9. Revise to more clearly explain the difference between your receivable from affiliates and your due from Blackstone, including the type of transactions reflected in each.

10. You disclose on page F-26 as well as on the face of your Statements of Operations that the revenues from affiliates amounted to $46.9 million for 2014. Tell us and revise this footnote to present your strategic advisory fees from affiliates separately from your placement fees earned from affiliates. Revise your document to clarify whether all of your placement fees were from affiliated funds. If not, more clearly explain the extent to which you provide placement services to unaffiliated funds.

11. Please address the following in light of your response to prior comment 5, related to your disclosures here as well as on page 127 regarding the severance for former employees:

   - Please clearly explain the basis for how these events are reflected in your historical financial statements.
   - Clearly explain why the entire amount of severance expense of $14.6 million was not reflected as compensation and benefits expense in your Statements of Operations.
   - Clarify why the accrual liability does not reflect the entire severance payable of $13.4 million and instead $10.4 million of this amount is reflected as a receivable asset instead of a liability.

Note 13. Business Information, page F-29

12. You disclose here that you operate as a single operating segment. Please revise Note 13 to quantify your strategic advisory fees separately from your placement fees pursuant to ASC 280-10-50-40, or consider separately quantifying each on the face of your Statement of Operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-2378 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel